Nebido(TM) for treatment of testosterone deficiency receives first approval in Finland

Berlin, November 27, 2003 - Schering AG (FSE: SCH, NYSE: SHR) received approval in Finland, the first European country, for Nebido(TM), a new type of depot preparation for the treatment of hypogonadism (testosterone deficiency) in men. Following the European Mutual Recognition Process, Schering expects approval for Nebido(TM) to follow in more European countries in the course of 2004. In addition, Schering plans to apply for approval in Latin American countries and Canada next year.

"Requiring only four injections per year, Nebido(TM) represents a major improvement for men suffering from testosterone deficiency. Previously, patients received on average 22 injections per year. Additionally the unique formulation of Nebido(TM) allows for a blood level of testosterone within the physiological range and is therefore more compatible with the patients needs," said Dr. Philip Smits, Head of Gynecology&Andrology at Schering AG.

Hypogonadism is an indication of an impaired testes function. There are various causes for reduced testosterone production, which result in a lowering of the concentration of this most important male sexual hormone in the blood. Due to the many functions of this hormone, testosterone deficiency can lead to considerable health problems and severely impair quality of life.

Testosterone deficiency may be caused by a variety of factors. Most often it is the result of congenital disturbances of the hormonal feedback regulation or of a disease of the testes; occasionally it may be due to a decrease in gonadal function in older age.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de


Find additional information at: www.schering.de/eng



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Schering receives EU approval for Gadovist(R)1.0 in Magnetic Resonance
Angiography

Berlin, November 28, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today the EU approval for its contrast agent Gadovist(R)1.0 for use in Magnetic Resonance Angiography (MRA). The new indication was approved in the variation procedure with Germany as reference member state. At the same time, approval of this additional indication was also received in Switzerland. Gadovist(R)1.0 is marketed since 1999 for Magnetic Resonance Imaging (MRI) of brain and spine in Europe and numerous other countries.

"Gadovist(R)1.0 is the first extracellular contrast agent that receives EU approval in this indication. We are proud to present another "first" in MR contrast media, which underlines once again our leadership in contrast media innovation", said Michael Rook, Head of Diagnostics&Radiopharmaceuticals at Schering AG. "MRA has emerged as an exciting diagnostic procedure for imaging of vascular disease and it enjoys increasing appreciation by radiologists and patients. Indeed, it is one of the fastest growing fields in diagnostic imaging. MRA with Gadovist(R)1.0 is safer, considerably less invasive and less expensive than the current standard examinations with X-Ray Angiography, which require the use of catheters."

MRA offers a minimally invasive technology for the detection of vascular disease. Vascular disease is a major cause of physical disability and death in the industrialized world. It includes stenotic or occlusive changes of the arteries leading to infarction, thrombosis and embolism. Gadovist(R)1.0 can be used for diagnosis, therapy planning and follow-up of vascular disease.

Additional information

With Gadovist(R)1.0 Schering provides a highly concentrated contrast medium with a good safety profile and advantages particularly in advanced MRI applications such as MRA, fast dynamic and perfusion imaging. Conveniently packaged in pre-filled syringes, Gadovist(R)1.0 provides excellent bolus characteristics at small volumes which results in high diagnostic efficacy in the target region.

Gadovist(R)1.0 also has the potential to meet new imaging needs that will evolve from the further development of MRI as a diagnostic tool. This development is characterized by an increasing use of faster image acquisition and 3-D data processing. One of the potential fields is the use in cardiac MRI, in which Gadovist(R)1.0 is currently under investigation.




Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng